Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

DATE OF BOARD MEETING AND

DATE OF ANNOUNCEMENT OF SECOND QUARTER AND
HALF YEAR 2026 UNAUDITED FINANCIAL RESULTS

The board of directors (the “Board”) of Noah Holdings Private Wealth and Asset Management Limited (the “Company”, with its subsidiaries and consolidated affiliated entities, the “Group”) will hold a Board meeting on Tuesday, August 25, 2026 (Hong Kong Time) for the purpose of, among others, considering and approving the unaudited financial results of the Group for the three months and six months ended June 30, 2026 (the “Q2 and Interim Results”) and its publication. The Company will announce its Q2 and Interim Results at or around 6:00 a.m. Hong Kong Time on Wednesday, August 26, 2026 (6:00 p.m. U.S. Eastern Time on Tuesday, August 25, 2026) on the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk.

Following the announcement of the Q2 and Interim Results, the Company’s senior management will host a combined English and Chinese language earnings conference call to discuss its Q2 and Interim Results and recent business activities. The conference call may be accessed with the following details:

Dial-in details:

Conference title:	Noah Second Quarter and Half Year 2026 Earnings Conference Call

Date/Time:	Tuesday, August 25, 2026 at 8:00 p.m., U.S. Eastern Time
Wednesday, August 26, 2026 at 8:00 a.m., Hong Kong Time

Dial in:

– Hong Kong Toll Free:	800-905945

– United States Toll Free:	1-888-317-6003

– Mainland China Toll Free:	4001-201203

– International Toll:	1-412-317-6061

Participant Password:	4116275

A telephone replay will be available starting approximately one hour after the end of the conference until August 31, 2026 at 1-855-669-9658 (US Toll Free) and 1-412-317-0088 (International Toll) with the access code 8252319.

A live and archived webcast of the conference call will be available at the Company’s investor relations website under the “Financial Reports” section at http://ir.noahgroup.com.

By Order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong, August 13, 2026

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman and Mr. Zhe Yin as Directors; Ms. Chia-Yue Chang, Mr. Boquan He and Mr. David Zhang as non-executive Directors; and Ms. Xiangrong Li, Ms. Cynthia Jinhong Meng and Ms. May Yihong Wu as independent Directors.

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